UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On Wednesday, December 27th, 2023, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) a subsidiary of Brooge Energy Limited (“BEL”) was served with a court order from a court in the UAE following a case brought forward by Brooge International Advisory. As a precautionary measure, the court appointed a Judicial Guardian over the company.

BPGIC’s legal counsel diligently investigated the matter and has assured that this development will not impact BPGIC ongoing operations, bank accounts, daily functions, bondholders securities and expected payments. Also, shareholder structure will not be impacted. Any new updates pertinent to this situation will be promptly communicated. Furthermore, the legal counsel is actively seeking court approval to disclose both the court order and the appointment order in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 29, 2023	By:	/s/ Saif Alhazaimeh
		Name:	Saif Alhazaimeh
		Title:	Member of the CEO Office

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